UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

MDJM LTD Announces Share Consolidation

MDJM LTD, a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 25:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on April 9, 2025, and approved by the Company’s shareholders on April 28, 2025. As a result of the Share Consolidation, each of the 50,000,000 authorized ordinary shares, issued and unissued, in the Company of US$0.001 par value will automatically be consolidated into to 2,000,000 ordinary shares of US$0.025 par value each, without any action on the part of the shareholders.

Beginning with the opening of trading on May 20, 2025, the Company’s ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “UOKA,” but under a new CUSIP number of G59290117. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 14, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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